Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CONNECTED TRANSACTION

PARTICIPATION IN THE ESTABLISHMENT OF KUNLUN CAPITAL

We refer to the announcement of PetroChina Company Limited (the “Company”) dated 29 April 2021 (the “Announcement”), in relation to the proposed establishment of an industry investment company by China National Petroleum Corporation (“CNPC”), the Company and CNPC Capital Company Limited (“CNPC Capital”, together with CNPC and the Company, the “JV Parties”).

The board of directors (the “Board”) of the Company announces that CNPC, the Company and CNPC Capital entered into a joint venture agreement (the “JV Agreement”) on 24 June 2021, in relation to the establishment of CNPC Kunlun Capital Co., Ltd (“Kunlun Capital” or the “JV”).

1. JV AGREEMENT

Date	24 June 2021

JV Parties	CNPC; the Company; and CNPC Capital

Name of the JV	CNPC Kunlun Capital Company Limited (中國石油集團昆侖資本有限公司)

Business scope	Equity investment, investment management and asset management through private equity funds (subject to the registration and filing to Asset Management Association of China); private equity investment fund management and venture capital fund management services (subject to the registration and filing to Asset Management Association of China); investment activities with its own funds (non-financial investment); venture capital (limited to investment in unlisted companies); financing consulting services; financial consulting; and business management consulting. Except for the items subject to approval in accordance with the laws, business activities can be carried out independently with the business licence(s) in accordance with the laws.)

Registered capital	RMB10 billion

Contribution and shareholding structure	JV Parties	Subscription Amount (RMB in billion)	Shareholding in the Kunlun Capital (%)
	CNPC	5.1	51.0
	The Company	2.9	29.0
	CNPC Capital	2.0	20.0

	The amount of capital contribution of the JV Parties under the JV Agreement are determined after arm’s length negotiation among the JV Parties and with reference to the estimated capital requirement of the JV.

	Contribution will be made in cash by the self-owned funds.

	The JV Parties shall exercise their voting rights in proportion to the amount of the subscribed capital contribution.

Payment schedule	As of 31 December 2021, each of the JV Parties shall pay 30% of their own subscribed capital;

	as of 31 December 2022, each of the JV Parties shall pay 30% of their own subscribed capital; and

	as of 31 December 2023, each of the JV Parties shall pay 40% of their own subscribed capital.

Obligation and Profit Distribution	The obligation of each JV Parties for the JV shall be limited to the amount of their respective subscription amount.

	The JV Parties shall be entitled to enjoy the profit after covering losses and provision of the legal reserves for the JV in proportion to their respective paid-in capital in the JV.

Liability for Breach of the JV Agreement

1. If either party fails to perform the obligations under the JV Agreement, or the performance of the obligations does not conform to the JV Agreement, or if there is any false, untrue, or concealed facts or major omissions in the statements and guarantees made in the JV Agreement, it would constitute breach of the JV Agreement.

2. If any party breaches the JV agreement, the breaching party shall compensate for all losses suffered or incurred by each non-breaching party due to the breach, including reasonable costs incurred by one party in taking legal actions to remedy the breach.

3. If Kunlun Capital fails to be incorporated for the reason other than any party, the expenses and debts arising from the preparation of the establishment of Kunlun Capital shall be jointly borne by each party in proportion to its subscription amount. If the JV Agreement is terminated due to any party’s breach of the JV Agreement, the expenses and debts arising from the preparation of the establishment of Kunlun Capital shall be borne by the breaching party according to its fault.

Effectiveness, Amendments and Termination of the JV Agreement

1. The JV Agreement shall become effective upon being signed by the legal representatives or authorized representatives and the official seals of the JV Parties.

2. Any amendment and supplement to the JV Agreement shall become effective upon the JV Parties reached the agreement and entered into a written document. Any written amendment and supplement are integral part of the JV Agreement and have the same legal validity as the JV Agreement.

3. Each of the JV Parties agrees to abide by and implement the articles of association of Kunlun Capital as an integral part of the JV Agreement, and ensure that any director or management member appointed or nominated by them abide by and implement the articles of association of Kunlun Capital. In the event of any discrepancy between the JV Agreement and the articles of association of Kunlun Capital, the articles of association of Kunlun Capital shall prevail.

4. The Agreement can be terminated with the consensus of each of JV parties.

2. REASONS FOR AND BENEFITS OF THE ESTABLISHMENT OF THE JV

Kunlun Capital will primarily engage in the investment of strategic emerging industries. Participation in the establishment of Kunlun Capital will be beneficial to (i) the implementation of the Company’s innovative strategy and green low-carbon strategy by investing in strategic emerging industries to build a multi-functional business structure; (ii) discovering the strategic investment opportunities through financial investments, playing the role of industrial capital in incubation and development, and promoting the elevation of capital and financial business, to foster the formation of new technologies and new business scenarios; and (3) revitalizing the capital stock, realizing the rational flow of capital and maintaining and increasing the value.

The Directors (including the independent non-executive Directors) consider that the terms and conditions of the establishment of the JV are on normal commercial terms and are fair and reasonable, and in the interests of the Company and the shareholders of the Company as a whole.

3. LISTING RULES IMPLICATION

As of the date of the announcement, CNPC is the controlling shareholder of the Company, and is therefore a connected person of the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). CNPC Capital constitutes a connected person of the Company by virtue of being an associate of CNPC. Therefore, participation in the establishment of the JV constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As the highest percentage ratio in respect of the participation in the establishment of the JV exceeds 0.1% but is less than 5%, the participation in the establishment of the JV is subject to the reporting and announcement requirements but is exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Due to their then positions in CNPC and/or its associates, each of Mr. Dai Houliang, Mr. Li Fanrong, Mr. Duan Liangwei, Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang abstained from voting on the Board resolution approving the Potential Connected Transaction (as defined in the Announcement).

4. INFORMATION OF THE PARTIES

The Company	The Company was established as a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the Company Law of the People’s Republic of China (“Company Law”). The Company principally engages in the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

CNPC	CNPC is the controlling shareholder and a connected person of the Company, and also a state-authorized investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, international trading, engineering and technical services and petroleum equipment manufacturing.

CNPC Capital	CNPC Capital is a company listed on Shenzhen Stock Exchange that was renamed in early 2017 after the reorganization of the assets of Jinan Diesel Engine Company Limited. The stock code 000617 remains unchanged, and the stock abbreviation is “CNPCCCL”. As a company specialized in financial business management, it serves as a platform for financial business integration, financial equity investment, financial asset supervision, and financial risk control of CNPC. CNPC Capital is an all-round comprehensive financial business company and its business scope covers financial company, banking, financial leasing, trust, insurance, insurance brokerage, securities and other financial businesses. CNPC Capital is a listed company controlled by CNPC.

By order of the Board PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

24 June 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.